Exhibit 12.1

Compaq Computer Corp.
Ratio of Earnings to Fixed Charges
(in millions, except ratios)

	Three
	Months
	Ended	Year Ended
	March 31,	December 31,
	2000	1999		1998	1997	1996	1995

Fixed Charges
Interest expensed and capitalized	57	148		167	171	114	101

Interest element of rentals	30	93		68	45	42	41

Preferred dividends of a consolidated subsidiary (1)	—	15		19	—	—	—

Total Fixed Charges	87	256		254	216	156	142

Earnings
Income (loss) before provision for income taxes	478	934		(2,662)	2,758	1,883	1,326

Loss from equity investees	29	52		—	—	—	—

Fixed charges less interest capitalized	87	256		253	213	148	135

Amortization of interest capitalized	1	3		2	2	1	—

Total Earnings	595	1,245		(2,407)	2,973	2,032	1,461

Ratio of Earnings to Fixed Charges	6.8	4.9	(2)	N/A (3)	13.8	13.0	10.3

(1)	Represents preferred stock acquired in 1998 in connection with the acquisition of Digital Equipment Corporation (“Digital”). The preferred stock was redeemed in April 1999.

(2)	Excluding the $1.2 billion gain on sale of businesses and the $868 million charge for restructuring and related charges, the ratio of earnings to fixed charges was 3.6.

(3)	Earnings were inadequate to cover fixed charges in 1998 by $2.7 billion. Excluding the $3.2 billion charge, associated with purchased in-process technology related to the acquisition of Digital and the $393 million charge for restructuring and related charges, the ratio of earnings to fixed charges was 4.7.